S 20004594
Washington, ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLORIDA ATLANTIC SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9130 S DADELAND BLVD STE #1600
(No. and Street)

MIAMI	FLORIDA	33156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KDST & Co.
(Name – *if individual, state last, first, middle name*)

9300 S Dadeland Blvd #600	Miami	Florida	33156
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 24 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSE FERNANDEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLORIDA ATLANTIC SECURITIES CORP., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

IDOLIDIA C. FELIZ
Notary Public - State of Florida
Commission # GG 299512
My Comm. Expires Jun 3, 2023
Bonded through National Notary Assn.

Signature

CFO/Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report of Independent Registered Public Accounting Firm on statement of exemption

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Florida Atlantic Securities Corp.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2019

FLORIDA ATLANTIC SECURITIES CORP.

YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

KSDT CPA
ADVISORY | TAX | ASSURANCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Florida Atlantic Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Florida Atlantic Securities Corp. as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Florida Atlantic Securities Corp. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Florida Atlantic Securities Corp.'s management. Our responsibility is to express an opinion on Florida Atlantic Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Florida Atlantic Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Florida Atlantic Securities Corp.'s financial statements. The supplemental information is the responsibility of Florida Atlantic Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as Florida Atlantic Securities Corp.'s auditor since 1997.

Miami, Florida

February 18, 2020

Dadeland Office Park
9300 S. Dadeland Blvd. Suite 60
Miami, FL 33156

www.ksdtcpa.com

Telephone: 305-670-3370
Fax: 305-670-3390

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$ 102,345
Due from clearing broker	2,263,078
Accounts receivable	464,674
2% notes receivable from stockholders, including accrued interest of $2,262	122,767
Trading securities owned, all marketable at quoted market, original cost $1,682,085	1,682,620
Prepaid expenses and other	25,751
Operating lease right-of-use asset	291,749
TOTAL ASSETS	$ 4,952,984

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable:	
Due to correspondent broker for cost of trading securities owned	$ 1,432,849
Due to others	9,018
TOTAL ACCOUNTS PAYABLE	1,441,867
Accrued salaries and commissions	386,675
Operating lease liability	320,872
TOTAL LIABILITIES	2,149,414
STOCKHOLDERS' EQUITY:	
Common stock, $.01 par value; voting shares, Class A; authorized 2,000,000 shares; issued and outstanding 383,359 shares	3,834
Common stock, $.01 par value; non-voting shares, Class B; authorized 1,000,000 shares; no shares outstanding	-
Additional paid-in capital	922,181
Retained earnings	1,877,555
TOTAL STOCKHOLDERS' EQUITY	2,803,570
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,952,984

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:	
Commissions	$ 1,613,844
Administrative and advisory fees	1,573,869
Firm trading profit	27,356
Interest and other	103,853
TOTAL REVENUES	3,318,922
OPERATING EXPENSES:	
Salaries, commissions and related costs	1,270,286
Clearance, quotation and communication costs	143,123
Occupancy expense	104,737
Other operating expenses	103,958
TOTAL OPERATING EXPENSES	1,622,104
NET INCOME	$ 1,696,818

The accompanying notes are an integral part of these financial statements.

Florida Atlantic Securities Corp.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Retained
	Shares	Amount	Shares	Amount	Capital	Earnings
Balance - January 1, 2019	372,194	$ 3,722	-	$ -	$ 825,939	$ 2,380,737
Issuance of common stock	11,165	112	-	-	96,242	-
Distribution to stockholders	-	-	-	-	-	(2,200,000)
Net income	-	-	-	-	-	1,696,818
Balance - December 31, 2019	383,359	$ 3,834	-	$ -	$ 922,181	$ 1,877,555

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,696,818
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	867
Non-cash charge to rent expense to recognize operating lease right-of-use asset	5,082
Changes in assets and liabilities:	
Decrease in due from clearing broker	412,821
Increase in accounts receivable	(95,643)
Decrease in trading securities owned	1,049,884
Increase in prepaid expenses and other	(8,789)
Decrease in accounts payable	(1,068,734)
Increase in accrued salaries and commissions	57,854
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,050,160
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution to stockholders	(2,200,000)
Issuance of common stock	96,354
Decrease in notes receivable from stockholders, including accrued interest	29,353
NET CASH USED IN FINANCING ACTIVITIES	(2,074,293)
DECREASE IN CASH	(24,133)
CASH - BEGINNING	126,478
CASH - ENDING	$ 102,345
SUPPLEMENTAL CASH FLOW INFORMATION	
LEASE ASSETS OBTAINED IN EXCHANGE FOR OPERATING LEASE OBLIGATIONS:	
Operating lease	$ 385,715
CASH PAID FOR AMOUNTS INCLUDED IN MEASUREMENT OF LEASE LIABILITIES:	
Operating cash flows from operating lease	$ 86,267

The accompanying notes are an integral part of these financial statements

FLORIDA ATLANTIC SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other financial and business services. The Company's customer base is primarily located in Florida.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis using the accrual method of accounting. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at the quoted market price and unrealized gains and losses are included in "firm trading profit" in the statement of operations. The Company does not own any restricted or non-marketable securities at December 31, 2019.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1), which requires that the Company maintain a minimum net capital, as defined.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which is five years.

The costs of maintenance and repairs of furniture and fixtures are charged to expense as incurred. Costs of renewals and betterments are capitalized in the proper accounts. When furniture and fixtures are replaced, retired, or otherwise disposed of, the cost of such furniture and fixtures and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in the statement of operations.

Cash

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2019, the Company had no deposits in excess of federally insured limits.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes commissions and administrative and advisory fees at the point in time the transaction is complete. Revenue is generated from a single transaction price and there is no need to allocate the amounts across more than a single revenue stream.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles "GAAP", requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2019 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2019.

Income Taxes

The Company, with the consent of their respective stockholders, has elected to be taxed as an S Corporation. As an S Corporation, the Company's stockholders are responsible for all federal and state income taxes. Accordingly, no provision for income taxes is presented in the accompanying financial statements. The Company files its returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore, the current year and the three preceding years remain subject to examination as of December 31, 2019.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Adopted Accounting Standards – Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which supersedes existing guidance on accounting for leases. This standard update, upon adoption, intends to increase transparency and improve comparability by requiring entities to recognize right-of-use assets (ROU) and liabilities on the balance sheet or statement of financial condition for all leases, with certain exceptions. The Company's current operating lease portfolio is comprised of office space.

The Company elected to adopt these ASU's effective January 1, 2019 using the modified retrospective approach and utilized all of the practical expedients. The adoption had a material impact on the Company's statement of financial condition but did not have a material impact on the statement of operations. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases. Adoption of the standard required the Company to restate amounts as of January 1, 2019, resulting in an increase in operating lease ROU assets of $361,674 (net of an existing deferred rent liability of $24,041) and an increase in operating lease liabilities of $361,674.

NOTE 3. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2019, the Company's net capital was $2,178,959, which was $2,078,959 in excess of its required net capital of $100,000. At December 31, 2019, the Company's net capital ratio was .1926 to 1.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash, due from clearing broker, accounts receivable, trading securities owned, prepaid expenses and other, due to correspondent broker for cost of trading securities owned, due to others and accrued salaries and commissions, approximate fair value due to the short-term nature of these accounts.

In accordance with GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

NOTE 4. FAIR VALUE MEASUREMENTS (Continued)

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2 — Inputs (other than quoted market prices included within Level 1) that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs for the asset or liability that are supported by little or no market activity and rely on management's assumptions about the assumptions that market participants would use in pricing the asset or liability.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Trading securities owned are as follows:

Corporate bonds	$ 35,625
Certificates of deposit	1,295,000
Municipal bonds	102,190
United States government bond	249,805
	$1,682,620

Municipal bonds, United States securities, certificates of deposit and corporate debt securities owned at December 31, 2019, as shown in the accompanying financial statements are valued at market prices. Valuation adjustments are not applied. Accordingly, these securities are categorized in level 1 of the fair value hierarchy.

NOTE 5. ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2019 are as follows:

Commissions and fees receivable from customers	$464,674

Commissions and fees receivable due from customers are uncollateralized earned fees arising from the Company's normal operations. Management has reviewed all accounts receivable balances and determined that these balances are fully collectible and are therefore stated at net realizable value with no allowance for doubtful accounts considered necessary.

FLORIDA ATLANTIC SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019

NOTE 6. FURNITURE AND FIXTURES, NET

	Estimated Useful Lives (Years)	
Furniture and fixtures	5	$ 20,140
Less: accumulated depreciation		20,140
Furniture and fixtures, net		$ -

Depreciation expense amounted to $867 for the year ended December 31, 2019.

NOTE 7. FULLY DISCLOSED CLEARING AGREEMENTS

In July 2015, the Company entered into a fully-disclosed clearing agreement with National Financial Services, LLC. This agreement requires that the Company maintain a specific deposit account of $250,000. This deposit is included within the caption "Trading Securities Owned" in the accompanying statement of financial condition. The off-balance-sheet risks to the Company under this agreement are more fully discussed in Note 2.

NOTE 8. COMMITMENTS

Leasing Activity

The Company entered into a 63 month lease in August 2018 for its office space in Miami, Florida. Future payments required under this lease, not including possible increases for operating expenses, together with their present value as of December 31, 2019, are as follows:

2020	$ 88,856
2021	91,526
2022	94,268
2023	80,630
Total payments due under operating lease liabilities	355,280
Less discount to present value	34,408
Total operating lease liability	$320,872

Operating lease cost for the year ended December 31, 2019 amounted to $104,737, including operating expenses.

NOTE 8. COMMITMENTS (Continued)

Leasing Activity (Continued)

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2019.

Weighted average remaining lease term	
Operating lease	3 years 10 months
Weighted average discount rate	
Operating lease	5.5%

NOTE 9. CONCENTRATIONS

During the year ended December 31, 2019, the Company had advisory fees from one customer which totaled $886,901.

NOTE 10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 18, 2020, the date the financial statements were available to be issued. There have been no subsequent events as of the date of the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2019

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE I)

AS OF DECEMBER 31, 2019

NET CAPITAL:		
Total stockholders' equity	$	2,803,570
Add: Liabilities subordinated to claims of general creditors		-
Total Capital and Allowable Subordinated Loans	$	2,803,570
Less: Non-Allowable Assets and Other Deductions:		
Non-Allowable portion of Accounts Receivable	$	464,674
2% Notes receivable from stockholders, including accrued interest of $2,423		122,767
Prepaid expenses and other		25,751
TOTAL NON-ALLOWABLE ASSETS AND OTHER DEDUCTIONS	$	613,192
Add: Non-cash charge to rent expense to recognize operating lease right-of-use asset	$	5,082
Net Capital Before Haircuts on Security Positions	$	2,195,460
Less: Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
Exempted Securities	$	6,373
Debt Securities		4,366
Other Securities		5,762
Total Haircuts on Security Positions	$	16,501
Net Capital	$	2,178,959

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report

See independent registered public accounting firm's report regarding supplementary information.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE I) (Continued)

AS OF DECEMBER 31, 2019

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:		
Accounts payable - due to non-customers	$	9,018
Accrued salaries and commissions		386,675
TOTAL AGGREGATE INDEBTEDNESS	$	395,693

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$	26,379
Minimum Net Capital Requirement	$	100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$	2,078,959
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	2,058,959
Percentage of aggregate indebtedness to net capital		18.16%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Not-applicable

See independent registered public accounting firm's report regarding supplementary information.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT ON EXEMPTION FROM THE COMPUTATION
FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE II)

AS OF DECEMBER 31, 2019

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2019.

See independent registered public accounting firm's report regarding supplementary information.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE III)

AS OF DECEMBER 31, 2019

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is National Financial Services, LLC, a wholly owned subsidiary of Fidelity Brokerage Co.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2019.

See independent registered public accounting firm's report regarding supplementary information.

KSDT
ADVISORY | TAX | ASSURANCE CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Florida Atlantic Securities Corp.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Florida Atlantic Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Florida Atlantic Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions) and (2) Florida Atlantic Securities Corp. stated that Florida Atlantic Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Florida Atlantic Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Florida Atlantic Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 18, 2020

Dadeland Office Park
9300 S. Dadeland Blvd. Suite 60
Miami, FL 33156

www.ksdtcpa.com

Telephone: 305-670-3370
Fax: 305-670-3390

FLORIDA ATLANTIC SECURITIES CORP.

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2019

Florida Atlantic Securities Corp is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of the Company's knowledge and belief, the Company states the following:

Florida Atlantic Securities Corp. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2019, without exception.

We affirm to the best of our knowledge and belief, this Exemption Report is true and correct.

Alan Pareira, CEO

Jose Fernandez, Secretary-Treasurer

KSDT
ADVISORY | TAX | ASSURANCE CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of Florida Atlantic Securities Corp.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Florida Atlantic Securities Corp. and the SIPC, solely to assist you and SIPC in evaluating Florida Atlantic Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Florida Atlantic Securities Corp.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Florida Atlantic Securities Corp.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Florida Atlantic Securities Corp. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida
February 18, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1757*********************MIXED AADC 220
50205 FINRA DEC
FLORIDA ATLANTIC SECURITIES CORP
TWO DATRAN CENTER
9130 S DADELAND BLVD STE 1600
MIAMI, FL 33156-7851

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A.	General Assessment (item 2e from page 2)	$ 4786
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/25/2019 Date Paid	(2598)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2188
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2188

G. **PAYMENT: √ the box**
Check mailed to P.O. BoxXX Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 2188

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Florida Atlantic Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Treasurer
(Title)

Dated the 24th day of January, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030)	$ 3318922
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	50887
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	75667
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1522
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	128076
2d. SIPC Net Operating Revenues	$ 3190846
2e. General Assessment @ .0015	$ 4786 (to page 1, line 2.A.)